GRUPO CARSO, S.A. DE C.V.

02 JUL 11 AM 12:33

02042523

SUPPL

8 july, 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the relevant matters of Grupo Carso, S.A. de C.V., related to the spin-offs of Grupo Carso, S.A. de C.V. and Grupo Sanborns, S.A. de C.V. resolved in November 21, 2001.

This information was also sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), in accordance with Mexican legislation.

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

dw 7/15

EVENTO RELEVANTE / RELEVANT INFORMATION

Grupo Carso, S.A. de C.V. (BMV: "GCARSO") and Grupo Sanborns, S.A. de C.V. (BMV: "GSANBORNS") inform that derived from their respective spin-offs resolved in November 21, 2001, on July 9, 2002, they will distribute the series B-1 shares of U.S. Commercial Corp., S.A. de C.V. (BMV: "USCOM") and Tenedora U.S., S.A. de C.V. ("BMV: "TENUS") to the shareholders of GCARSO and GSANBORNS, respectively. The series B-1 shares of USCOM and TENUS will start to trade on July 9, 2002 in the Mexican Stock Exchange. In order to determine a reference price for the series B-1 shares of USCOM and TENUS, on July 9, 2002, at 7:30 am the Mexican Stock Exchange will hold and auction. The opening market price of series "A-1" shares of GCARSO and series "B-1" shares of USCOM, as well as series "B-1" shares of GSANBOR and series B-1 shares of TENUS, respectively, will be disclosed after 8:05 am in the BMV-SENTRA Capitals system and in the SIVA system inquiries.